Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces First Quarter 2022 Unaudited Financial Results

GUIYANG, China, June 8, 2022—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2022 were RMB1,332.6 million (US$210.2 million), an increase of 53.7% from RMB867.2 million in the same period of 2021.

•	Net loss in the first quarter of 2022 was RMB192.0 million (US$30.3 million), compared with RMB197.0 million in the same period of 2021.

•	Non-GAAP adjusted net income[1] in the first quarter of 2022 was RMB189.7 million (US$29.9 million), an increase of 68.0% from RMB112.9 million in the same period of 2021.

•	Gross Transaction Value (“GTV”)[2] in the first quarter of 2022 reached RMB53.6 billion (US$8.5 billion), an increase of 4.2% from RMB51.5 billion in the same period of 2021.

•	Fulfilled orders[3] in the first quarter of 2022 reached 25.2 million, an increase of 13.6% from 22.1 million in the same period of 2021.

•	Average shipper MAUs[4] in the first quarter of 2022 reached 1.42 million, an increase of 16.0% from 1.22 million in the same period of 2021.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, stated, “We are pleased to have kicked off the year with strong financial and operating results for the first quarter of 2022, despite the challenging conditions. Our continued progress attests to the solid foundation of our business and our ability to mitigate the impact of external events by improving our users’ experience and enhancing our matching technology. Looking forward, we will remain focused on increasing user frequency by fine-tuning our freight matching and fulfillment process. Additionally, we will continue to explore new business models and strengthen our monetization systems to optimize profitability through leveraging our nationwide logistics network. While China’s road transportation industry has been affected by the Omicron outbreaks since March 2022, we expect digitalization and the low-carbon movement to further transform the industry over time and facilitate the development of a modern logistics system. Underpinned by our long-term strategic investment in advanced AI and big data technologies, I believe that FTA is well poised to seize the market trend and lead the development and transformation of the industry.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “Our first quarter results are underpinned by the continued momentum we are experiencing in our freight matching services and the improvements we are seeing in our operating leverage. We grew our total net revenues to RMB1.3 billion in the first quarter, 53.7% higher than the prior year period and beating the high end of our previous guidance, which was projected at RMB1.09 billion. Along with our topline growth, we recorded a non-GAAP adjusted net income of RMB189.7 million in the first quarter, which was RMB112.9 million a year ago. As possibilities in the road transportation industry continue to unfold, we remain focused on delivering shareholder value through pursuing a disciplined financial strategy and positioning ourselves for the next wave of growth.”

[1]

Non-GAAP adjusted net income/(loss) is defined as net loss excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to continuing service terms in business acquisitions, (iv) impairment of long-term investment and (v) tax effects of non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled, and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period. Shipper MAUs are defined as the number of active shippers on our platform in a given month.

First Quarter 2022 Financial Results

Net Revenues (including value added taxes (“VAT”) of RMB470.2 million and RMB700.4 million for the three months ended March 31, 2021 and 2022, respectively). Total net revenues in the first quarter of 2022 were RMB1,332.6 million (US$210.2 million), representing an increase of 53.7% from RMB867.2 million in the same period of 2021, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the first quarter of 2022 were RMB1,118.6 million (US$176.5 million), representing an increase of 60.9% from RMB695.2 million in the same period of 2021. The increase was primarily due to an increase in revenues from freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the first quarter of 2022 were RMB662.4 million (US$104.5 million), an increase of 48.4% from RMB446.4 million in the same period of 2021, primarily driven by significant growth in transaction volume.

•

Freight listing service. Revenues from freight listing service in the first quarter of 2022 were RMB198.0 million (US$31.2 million), an increase of 21.2% from RMB163.3 million in the same period of 2021, primarily attributable to an increase in total paying members amid increased shipper demand for our services as our business continued to expand.

•

Transaction commission. Revenues from transaction commissions amounted to RMB258.2 million (US$40.7 million) in the first quarter of 2022, an increase of 202.0% from RMB85.5 million in the same period of 2021, primarily driven by a rapid ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in the first quarter of 2022 were RMB214.0 million (US$33.7 million), an increase of 24.4% from RMB172.0 million in the same period of 2021, mainly attributable to increased revenues from credit solutions.

Cost of Revenues (including VAT net of refund of VAT of RMB322.7 million and RMB503.3 million for the three months ended March 31, 2021 and 2022, respectively). Cost of revenues in the first quarter of 2022 was RMB683.9 million (US$107.9 million), compared with RMB412.8 million in the same period of 2021. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB598.3 million, representing an increase of 65.8% from RMB361.0 million in the same period of 2021, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the first quarter of 2022 were RMB192.0 million (US$30.3 million), compared with RMB170.4 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by an increase in sales and marketing headcount, partially offset by a decrease in advertising and marketing expenses as well as a decrease in share-based compensation expenses.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2022 were RMB458.4 million (US$72.3 million), compared with RMB322.0 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher headcount in general and administrative personnel, and an increase in share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2022 were RMB221.0 million (US$34.9 million), compared with RMB138.0 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher headcount in research and development personnel.

Loss from Operations. Loss from operations in the first quarter of 2022 was RMB252.0 million (US$39.8 million), compared with RMB201.9 million in the same period of 2021.

Non-GAAP Adjusted Operating Income5. Non-GAAP adjusted operating income in the first quarter of 2022 was RMB133.2 million (US$21.0 million), an increase of 20.3% from RMB110.7 million in the same period of 2021.

Net Loss. Net loss in the first quarter of 2022 was RMB192.0 million (US$30.3 million), compared with RMB197.0 million in the same period of 2021.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the first quarter of 2022 was RMB189.7 million (US$29.9 million), an increase of 68.0% from RMB112.9 million in the same period of 2021.

Basic and Diluted Net Loss per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS7. Basic and diluted net loss per ADS were RMB0.18 (US$0.03) in the first quarter of 2022, compared with RMB2.09 in the same period of 2021. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.17 (US$0.03) in the first quarter of 2022, compared with non-GAAP adjusted basic and diluted net loss per ADS of RMB0.70 in the same period of 2021.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB25.3 billion (US$4.0 billion) in total, compared with RMB26.0 billion as of December 31, 2021.

In the first quarter of 2022, net cash used in operating activities was RMB96.3 million (US$15.2 million).

[5]

Non-GAAP adjusted operating income/(loss) is defined as loss from operations excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net loss attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to continuing service terms in business acquisitions, (iv) impairment of long-term investment and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Business Outlook

The Company expects its total net revenues to be between RMB1.56 billion and RMB1.64 billion for the second quarter of 2022, representing a year-over-year growth rate of approximately 39.4% to 46.6%, despite the impact of the Omicron outbreaks on transaction volume for the period. These forecasts reflect the Company’s current and preliminary views on the market, operational conditions, and the uncertainties caused by the current Omicron outbreaks, including the geographic scope and duration of the outbreaks, the additional restrictive measures that the governmental authorities may take, and the further impact on the business of shippers, truckers and other ecosystem participants, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.3393 to US$1.00, the exchange rate in effect as of March 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on June 8, 2022 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2022.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom:	08082389063
Singapore:	800-120-5863
Access Code:	8265791

The replay will be accessible through June 15, 2022 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6570381

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as loss from operations excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. The Company defines non-GAAP adjusted net income as net loss excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to continuing service terms in business acquisitions, (iv) impairment of long-term investment and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) amortization of intangible assets resulting from business acquisitions, (iii) compensation cost incurred in relation to continuing service terms in business acquisitions, (iv) impairment of long-term investment and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, impairment of long-term investment and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating loss, net loss, net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,284,291	4,324,046	682,101
Restricted cash – current	65,822	69,906	11,027
Short-term investments	21,634,642	20,910,908	3,298,615
Accounts receivable, net	29,139	23,017	3,631
Amounts due from related parties	7,075	—	—
Loans receivable, net	1,777,667	2,064,269	325,630
Prepayments and other current assets	1,099,607	826,241	130,336

Total current assets	28,898,243	28,218,387	4,451,340
Restricted cash – non-current	13,500	13,500	2,130
Property and equipment, net	102,158	101,227	15,968
Investments in equity investees	1,678,351	1,680,293	265,060
Intangible assets, net	557,016	542,014	85,501
Goodwill	3,124,828	3,124,828	492,930
Deferred tax assets	20,492	30,196	4,763
Operating lease right-of-use assets	—	120,848	19,063
Other non-current assets	3,847	15,501	2,445

Total non-current assets	5,500,192	5,628,407	887,860

TOTAL ASSETS	34,398,435	33,846,794	5,339,200

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	9,000	9,000	1,420
Accounts payable	29,381	32,548	5,134
Amount due to related parties	179,859	127,212	20,067
Prepaid for freight listing fee	383,236	357,646	56,417
Income tax payable	31,538	33,762	5,326
Other tax payable	894,592	501,296	79,078
Operating lease liabilities	—	42,096	6,640
Accrued expenses and other current liabilities	1,206,179	1,067,817	168,444

Total current liabilities	2,733,785	2,171,377	342,526
Deferred tax liabilities	135,764	132,202	20,854
Operating lease liabilities	—	68,312	10,776

Total non-current liabilities	135,764	200,514	31,630

TOTAL LIABILITIES	2,869,549	2,371,891	374,156

SHAREHOLDERS’ EQUITY
Ordinary shares	1,416	1,420	224
Additional paid-in capital	49,245,773	49,485,619	7,806,165
Accumulated other comprehensive income	538,650	436,825	68,907
Subscription receivables	(1,310,140)	(1,310,140)	(206,670)
Accumulated deficit	(17,020,254)	(17,212,248)	(2,715,165)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	31,455,445	31,401,476	4,953,461
Non-controlling interests	73,441	73,427	11,583

TOTAL SHAREHOLDERS’ EQUITY	31,528,886	31,474,903	4,965,044

TOTAL LIABILITIES AND EQUITY	34,398,435	33,846,794	5,339,200

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB470.2 million and RMB700.4 million for the three months ended March 31, 2021 and 2022, respectively)	867,154	1,429,377	1,332,560	210,205
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB322.7 million and RMB503.3 million for the three months ended March 31, 2021 and 2022, respectively)(1)	(412,800)	(658,161)	(683,882)	(107,880)
Sales and marketing expenses(1)	(170,386)	(239,449)	(192,043)	(30,294)
General and administrative expenses(1)	(321,976)	(1,636,157)	(458,415)	(72,313)
Research and development expenses(1)	(138,047)	(233,648)	(220,956)	(34,855)
Provision for loans receivable	(28,456)	(24,485)	(49,980)	(7,884)

Total operating expenses	(1,071,665)	(2,791,900)	(1,605,276)	(253,226)
Other operating income	2,617	10,586	20,715	3,268

Loss from operations	(201,894)	(1,351,937)	(252,001)	(39,753)
Other income (expense)
Interest income	49,422	69,118	56,320	8,884
Interest expenses	—	(40)	(93)	(15)
Foreign exchange gain (loss)	141	(3,911)	1,126	178
Investment income	8,272	1,337	14,484	2,285
Unrealized (loss) gains from fair value changes of trading securities and derivative assets	(37,136)	38,960	(16,341)	(2,578)
Other income (expenses), net	1,443	(8,553)	8,882	1,401
Impairment loss	—	(55,756)	—	—
Share of loss in equity method investees	(1,572)	(6,070)	(213)	(34)

Total other income	20,570	35,085	64,165	10,121
Net loss before income tax	(181,324)	(1,316,852)	(187,836)	(29,632)
Income tax expense	(15,632)	(4,208)	(4,172)	(658)

Net loss	(196,956)	(1,321,060)	(192,008)	(30,290)
Less: net (loss) income attributable to non-controlling interests	(1)	23	(14)	(2)
Net loss attributable to Full Truck Alliance Co. Ltd.	(196,955)	(1,321,083)	(191,994)	(30,288)
Deemed dividend	(270,214)	—	—	—

Net loss attributable to ordinary shareholders	(467,169)	(1,321,083)	(191,994)	(30,288)

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net loss per ordinary share
—Basic and diluted	(0.10)	(0.06)	(0.01)	(0.00)
Net loss per ADS
—Basic and diluted	(2.09)	(1.23)	(0.18)	(0.03)
Weighted average number of ordinary shares used in computing net loss per share
—Basic and diluted	4,476,994,630	21,559,503,192	21,858,931,448	21,858,931,448
Weighted average number of ADSs used in computing net loss per ADS
—Basic and diluted	223,849,732	1,077,975,160	1,092,946,572	1,092,946,572

(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	181	1,428	1,348	213
Sales and marketing expenses	26,218	9,081	9,160	1,445
General and administrative expenses	260,214	1,457,027	337,732	53,276
Research and development expenses	15,041	13,977	15,245	2,405

Total	301,654	1,481,513	363,485	57,339

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Loss from operations	(201,894)	(1,351,937)	(252,001)	(39,753)
Add:
Share-based compensation expense	301,654	1,481,513	363,485	57,339
Amortization of intangible assets resulting from business acquisitions	10,983	11,746	14,121	2,228
Compensation cost incurred in relation to acquisitions	—	17,734	7,644	1,206

Non-GAAP adjusted operating income	110,743	159,056	133,249	21,020

Net loss	(196,956)	(1,321,060)	(192,008)	(30,290)
Add:
Share-based compensation expense	301,654	1,481,513	363,485	57,339
Amortization of intangible assets resulting from business acquisitions	10,983	11,746	14,121	2,228
Compensation cost incurred in relation to acquisitions	—	17,734	7,644	1,206
Impairment of long-term investment	—	55,756	—	—
Tax effects of non-GAAP adjustments	(2,746)	(2,936)	(3,530)	(557)

Non-GAAP adjusted net income	112,935	242,753	189,712	29,926

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2021	2021	2022	2022
	RMB	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(467,169)	(1,321,083)	(191,994)	(30,288)
Add:
Share-based compensation expense	301,654	1,481,513	363,485	57,339
Amortization of intangible assets resulting from business acquisitions	10,983	11,746	14,121	2,228
Compensation cost incurred in relation to acquisitions	—	17,734	7,644	1,206
Impairment of long-term investment	—	55,756	—	—
Tax effects of non-GAAP adjustments	(2,746)	(2,936)	(3,530)	(557)

Non-GAAP adjusted net (loss) income attributable to ordinary shareholders	(157,278)	242,730	189,726	29,928

Non-GAAP adjusted net (loss) income per ordinary share
—Basic and diluted	(0.04)	0.01	0.01	0.00
Non-GAAP adjusted net (loss) income per ADS
—Basic and diluted	(0.70)	0.23	0.17	0.03
Weighted average number of ordinary shares used in computing non-GAAP adjusted net (loss) income per share
—Basic and diluted	4,476,994,630	21,559,503,192	21,858,931,448	21,858,931,448
Weighted average number of ADSs used in computing non-GAAP adjusted net (loss) income per ADS
—Basic and diluted	223,849,732	1,077,975,160	1,092,946,572	1,092,946,572